Exhibit 99.1

GW Pharmaceuticals PLC

GW Pharmaceuticals PLC (“GW Pharmaceuticals” or the “Company”)

PUBLICATION OF UK ANNUAL REPORT AND ACCOUNTS

Porton Down, UK, 6 December 2013: GW Pharmaceuticals (AIM: GWP) hereby provides notification that the Company has today published its UK Annual Report and Accounts for the year ended 30 September 2013.

The UK Annual Report and Accounts will now be distributed by post to all shareholders who have elected to receive paper copies.  The document is immediately available to download or to print in PDF form from the Investor Relations section of the Company website at www.gwpharm.com.

Enquiries:

GW Pharmaceuticals PLC Tel: +44 (0)1980 557 000

Adam George, Company Secretary

Peel Hunt LLP (Nominated Adviser) Tel: +44 (0)207 418 8900

James Steel/Vijay Barathan